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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[_]  Form 4 Transactions Reported

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1.   Name and Address of Reporting Person*

Rojany                                Shimon                M.
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   (Last)                            (First)              (Middle)

655 Campbell Technology Parkway, Suite 250
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                                    (Street)

Campbell                             CA                     95008
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   (City)                            (State)                (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

ClickSoftware Technologies Ltd. (NASDAQ-CKSW)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Statement for Month/Year

2000
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

CFO
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7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form Filed by One Reporting Person
     [_]  Form Filed by More than One Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                          5.             6.
                                                          4.                              Amount of      Owner-
                                                          Securities Acquired (A) or      Securities     ship
                                                          Disposed of (D)                 Beneficially   Form:     7.
                                                          (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                               2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                             Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security              Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                     (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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*  If the form is  filed by more  than one  Reporting  Person,  see  Instruction
   4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Common Stock
Options (ISO)    $8.50    03/20/2000   A      30,000      03/20/2001 03/20/2010 Common  30,000           83,468      D
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Common Stock     $0.83    01/31/2000   M      18,307                            Common  18,307                       D
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Common Stock     $0.58    01/31/2000   M         367                            Common     367                       D
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Common Stock     $0.58    01/31/2000   M         625                            Common     625                       D
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Common Stock     $0.83    02/28/2000   M       1,526                                     1,526                       D
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Common Stock     $0.58    02/28/2000   M         625                                       625                       D
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Common Stock     $0.58    02/28/2000   M         367                                       367                       D
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Common Stock     $0.83    03/31/2000   M       1,525                                     1,525                       D
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Common Stock     $0.58    03/31/2000   M         625                                       625                       D
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Common Stock     $0.58    03/31/2000   M         367                                       367                       D
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Common Stock     $0.83    05/31/2000   M       1,525                                     1,525                       D
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Common Stock     $0.58    07/31/2000   M       1,467                                     1,467                       D
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Common Stock     $0.58    07/31/2000   M       2,500                                     2,500                       D
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Common Stock     $0.83    07/31/2000   M       3,051                                     3,051                       D
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Common Stock     $0.58    09/22/2000   M         625                                       625                       D
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Common Stock     $0.58    09/22/2000   M         367                                       367                       D
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Common Stock     $0.83    09/22/2000   M       3,051                                     3,051            9,839      D
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Explanation  of  Responses:

Options become exercisable (vest) at the rate of one-fourth (1/4th) of such shares on April 6, 2001 and monthly thereafter over a period of three additional years.

/s/ Timothy J. Spence, VP of Business Affairs and Controller      2/14/2001
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      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.